

Annex

I. **PRESS RELEASES**

October 13, 2006 – Messier-Bugatti a SAFRAN company, expands aircraft wheel and brake production capacity in France and the United States

II. **DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES**

No.

III. **DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC**

No.


06017851





Messier-Bugatti, a SAFRAN company, expands aircraft wheel and brake production capacity in France and the United States

Paris, October 13, 2006 – Messier-Bugatti will be increasing its wheel and carbon brake production capacity by 2008, to keep pace with the large number of new contracts recorded in 2005 and 2006, plus the upcoming service entry of its carbon brake on the Boeing 737 Next Generation family, and its electric brake on the Boeing 787.

In the United States, Messier-Bugatti has started construction of a new production facility for wheels and carbon brakes in Walton, Kentucky, near Cincinnati, on the site already occupied by American subsidiary A-Carb.

A-Carb was founded in 1998 to produce and refurbish the heat sinks used on brakes supplied to U.S. airlines, Boeing and the U.S. Air Force. A-Carb is now expanding to welcome this new wheel and brake production business, which should start operation in early 2008.

In France, Messier-Bugatti is adding nearly 2,000 square meters (over 21,000 square feet) to its wheel and brake production facility at Molsheim, in the Alsace region of eastern France.

These two projects will allow Messier-Bugatti to keep pace with strong growth, meet current market needs and seize new opportunities.

Messier-Bugatti is a global leader in the aircraft braking market, with 40% of the world market for wheels and carbon brakes on mainline jets (over 100 seats). Its market share has more than doubled in the last five years, and it now supplies wheels and brakes to 2,500 aircraft in service worldwide. This growth is set to continue, given the record number of contracts signed in 2005 (over 500 aircraft), Messier-Bugatti's selection on the new A400M military transport, and the company's breakthrough in the regional aviation market (brakes of ATR72).

***SAFRAN** is an international high-technology group with four core businesses: aerospace propulsion, aircraft equipment, defense security, communications. It has 60,000 employees in over 30 countries, and annual revenues exceeding 10 billion euros. SAFRAN comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*

Press Contacts

Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@safran.fr

ww.safran-group.com

Frédérique DECOURSELLE

Tel + 33 (0)1 46 29 82 71
Fax+ 33 (0)1 46 29 86 88
frederique.decourselle@messier-bugatti.fr

www.messier-bugatti.com